FORM RW

AIMS Worldwide, Inc.

Filed: January 26, 2006

Withdrawal of registration statement filed under the Securities Act

AIMS Worldwide, Inc.

10400 Eaton Place, Suite 450

Fairfax, VA  22030

(703) 621-3875

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

 AIMS Worldwide, Inc.

Application for Withdrawal of Registration Statement on Form SB-2

(File No. 333−129327)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), AIMS Worldwide, Inc., a Nevada corporation (the "Registrant"), hereby applies for withdrawal of its Registration Statement on Form SB-2, including all exhibits thereto (File No. 333−129327), that was filed with the Securities and Exchange Commission (the "Commission") on October 31, 2005 (the "Registration Statement"). The Registration Statement was originally filed pursuant to a request made by Cornell Capital Partners, LP pursuant to a registration rights agreement between the Registrant and Cornell Capital Partners, LP. The Registrant is now requesting withdrawal of the Registration Statement because the Registrant and Cornell Capital Partners, LP are amending their registration rights agreement. The Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests in accordance with Rule 457(p) under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use by the Registrant.

Please fax a copy of the written order as soon as it is available to the Registrant’s counsel, Cletha A. Walstrand at (801) 295-3458. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter or require further information, please call Ms. Walstrand at (801) 295−0089.

Very truly yours,

AIMS WORLDWIDE, INC.

/s/ Gerald Garcia, Jr.

By: Gerald Garcia, Jr.

President and Chief Executive Officer

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